September 25, 2024

VIA EDGAR

Stacie Gorman

Office of Real Estate & Construction

Division of Corporation Finance

Re:	Robert Ventures Holdings LLC
Offering Statement on Form 1-A/A
Filed September 4, 2024
File No 024-12331

REQUEST FOR ACCELERATION OF QUALIFCATION

Dear Ms. Gorman:

Robert Ventures Holdings LLC (the “Registrant”) hereby requests the qualification of its Offering Statement on Form 1-A, as amended (File No. 024-12331), filed on September 4, 2024, so that it may become qualified before 4:00 p.m. Eastern Time on September 27, 2024, or as soon as practicable thereafter.

The Registrant hereby authorizes Arden Anderson, Esq., of Dodson Robinette PLLC, to orally modify or withdraw this request for acceleration. We request that we be notified of such qualifying by a telephone call to Ms. Anderson at (940) 205-5180.

Best Regards,
Robert Ventures Holdings LLC

By:	Robert Ventures LLC,
a Delaware limited liability company

/s/ Joseph Robert
Joseph Robert, its manager